UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 000-19884

LEADING BRANDS, INC.

(Registrant)

33 West 8th Avenue – Unit 101,

Vancouver, British Columbia V5Y 1M8 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by way of reference herein are the following exhibits:

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated July 16, 2018 regarding the resolution of temporary non-compliance with NASDAQ’s Audit Committee Composition Rule

99.2	News Release dated July 16, 2018 regarding first quarter fiscal 2018 results

99.3	Interim Consolidated Financial Statements for the period ended May 31, 2018

99.4	Management’s Discussion and Analysis for the period ended May 31, 2018

99.5	Form 52-109F2 Certification of Interim Filings Full Certificate – CEO

99.6	Form 52-109F2 Certification of Interim Filings Full Certificate – CFO

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-175241 and 333-101555).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date July 16, 2018	By	/s/ Ralph McRae
(Signature)
Ralph McRae
Chairman and CEO